

Mail Stop 3720

May 16, 2008

Julius Jackson
President
Millennium Group Worldwide Incorporated
2825 N. 10th St.
St. Augustine, Florida 32084

> **Re: Millennium Group Worldwide Incorporated**
> **Amendment No. 4 to Form S-1**
> **Filed May 2, 2008**
> **File No. 333-145553**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In your next amendment, please include on the cover page of your registration statement all appropriate text and boxes. For example, include the appropriate checked box indicating whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

2.   We note your response to prior comment number two and that the Company intends to create a private equity fund. Please include detailed analysis as to whether the Company would be required to register this fund under the Investment Company Act. In the alternative, you may commit that the value of securities raised by any private equity fund formed by the Company, or any other security not excluded by section 3(a)(1)(C) or Rule 3a-1 of the Investment Company Act, not exceed 40% of the value of the Company's total assets, or 45% of the value of the Company's total assets and the income derived from such assets, after taxes.

3.   We note your response to prior comment three. We also note your statement that you are "reserving your right" to engage a broker-dealer in the sale of your securities. Please provide additional specific disclosure that in the event the Company exercises its reserved right to engage a broker-dealer, it will file a post-effective amendment to the registration statement.

Risk Factors, page 9

4.   We note your response to prior comment nine. Please further revise your risk factors captions in a way that conveys the actual risk to the investors. The captions should include enough information to adequately identify and describe each risk to investors. See Regulation 503(c) of Regulation S-K.

Governmental Regulation and Legal Uncertainties…, page 12

5.   We note your response to prior comment 13. Please provide more specific disclosure in a separate section entitled "Governmental Regulation" explaining how each of these regulations will affect the Company and its operations (and/or future operations). Furthermore, we note your statement that if the Company "expands into new markets (financial services, for example) the Company will then become the subject to existing laws and regulations in such markets." Because you have already identified the financial service market as a market you intend to engage, please provide additional disclosure regarding the existing laws and regulations for the financial services market.

Cyclicality of Business and Revenues, page 13

6.   We note your response to prior comment 16. Please revise this risk factor to remove language that tends to mitigate the risk posed to investors. For example, with the exception of the last line of this section, remove all text after the sentence beginning with "[S]imilarly, the automobile industry…"

Future Sales of Shares, page 14

7.   We note your response to prior comment 17. Please further revise this section to provide clearer, more detailed disclosure regarding the recent Rule 144 changes. For example, you state that restricted shares may not be sold for "six (6) months in the case of a reporting company as the Company will become concurrent with the date of this Prospectus." However, Rule 144 requires that in order for the six month term to apply, the issuer must have been a reporting company for a period of at least 90 days immediately before the sale. Furthermore, provide more detail regarding the other requirements of Rule 144, addressing the requirements for both affiliates and non-affiliates, and disclosing whether the restricted securities you reference are held by affiliates or non-affiliates.

Certain Related Party Transactions, page 15

The Company, page 16

8.   We note your response to prior comment 19. Our prior comment requested disclosure of all the shares that The Ronco Group had received for its mentoring. Your response and additional disclosure is prefaced by the condition "to the extent knowable." Tell us why some shares issued to The Ronco Group may not be "knowable," or confirm that the totals in the registration statement reflect all equity issuances to The Ronco Group and its affiliates by the Company.

9.   Please disclose the identity of the two officers to whom The Ronco Group has provided personal loans.

10.   Please provide more detail regarding your proposed joint venture with The Ronco Group. Describe the purpose of the joint venture and the types of businesses that you anticipate for the joint venture.

11.   Confirm, if true, that your proposed joint venture with The Ronco Group will only be entered into with proceeds from this offering. If this is not true, please disclose how the Company intends to finance the joint venture. The amounts to be contributed by the Company if the midpoint and maximum are reached in the offering are not reflected in the application of proceeds table. Please revise accordingly. Furthermore, please disclose how much each party will invest in the joint venture if the minimum $3 million is raised through this offering.

12.   We note your identification of The Ronco Group as one of your lenders, on page F-10, indicating The Ronco Group has loaned the Company approximately $389,700 since March 2, 2002. However, it still is not clear how these loans are related to the $600,000 provided by The Ronco Group, to the Company, disclosed in the first paragraph on page 15. Please clarify how these amounts are related. Furthermore, disclose the number of shares received

by The Ronco Group upon conversion of these loans, and disclose what method of valuation was used to determine the conversion price per share.

13. We note your response to prior comment 22, including your list of activities that you have been involved in since incorporation. Please specify which of your activities have recently begun generating revenue and which projects are not dependent upon funding from this Offering.

14. Clarify what your role will be in operating your automotive dealership joint venture with Franklin Auto Mall, Inc. Clarify why the Company is targeting certain religious denominations (e.g. does a company employee have a connection with these groups?) and identify the major cities with at least 50,000 of the targeted denominations.

15. Clarify what your role will be in building on the vacant land in St. Augustine and the development project in Fort Lauderdale, Florida. Confirm that you will own a controlling interest in both projects and maintain an active management role in each. If not, explain how a passive role will not affect your status as an operating company instead of an investment company.

16. Explain how The Ronco Group will be compensated for its involvement in the St. Augustine project. Clarify if The Ronco Group is the counterparty to the development agreement.

17. We note your response to prior comment 23; however, there are several projects where the structure of the enterprise is too vague. For example, we note on page 18 that you intend to operate some form of entertainment and communications business, and on page 19 that you may offer insurance products. Discuss the steps involved in forming such businesses (e.g. regulatory oversight and requirements) and whether the proceeds allocated for each project will be sufficient to begin operations.

18. We note your response to prior comment 29. Please discuss the material terms of the J.P. Morgan agreement. Clarify the obligations of J.P. Morgan and the Company under the Agreement. Also, explain how the Agreement ensures the Company will be able to secure "more traditional, fixed rate financing" for minority homeowners affected by the sub-prime lending market. Explain why the Company expects this venture to be profitable.

19. We note your response to prior comment 31. Please disclose when you intend to begin soliciting letters of interest from various insurance companies.

20. We note your response to prior comment 32, including various printed materials. Please provide us with marked copies, clearly cross-referencing a statement with the underlying factual support.

21.   We note your response to prior comment 34, including several ratified agreements. For all of your proposed projects, please disclose any and all deadlines imposed by the underlying agreements.

Property, page 31

22.   We note your reference to the Company's "Florida offices," on page 31. Please revise your "Property" section to disclose and describe your Florida offices. See Item 102 of Regulation S-K.

Selected Financial Data, page 34

23.   We reissue prior comment 46. We note that your shareholders agreed to convert debt and accrued interest into common shares resulting in a new capitalization of the company with 6,250,000 shares. However, Note 5 on page F-10 and your Statement of Stockholders' Equity refer to 2,649,000 shares issued in exchange for long-term debt valued at $2,915,997. Please revise.

24.   In addition, tell us how you determined the value of each share in the exchange. For example it appears that you valued your shares at $1.10 per share ($2,915,997 divided by 2,649,000 shares). Also, tell us why you believe it is appropriate to utilize the value of the debt to determine fair value.

25.   Further, your balance sheet indicates that your common stock has a par value of $1 per share yet your Description of Capital Stock on page 41 states that par value is .001 per share. Please revise or advise.

Executive Compensation, page 38

26.   We note your response to prior comment 39. Please consider providing tabular disclosure of the expected "retroactive" compensation paid to the named executive officers, assuming the offering raises the following amounts: $3 million; $36 million; and $75 million.

27.   Furthermore, we note your statement that "most" of the retroactive compensation being paid to Ms. White and Mr. Jackson is in the form of stock. Please disclose the remainder of this compensation.

28.   Please confirm that all the reimbursements for past expenses and "make whole" bonus amounts due to your employees will not total more than $900,000 if the maximum amount of proceeds is achieved. We note your statement that such payments will not exceed $400,000 if the mid-point of this offering is reached.

Security Ownership by Beneficial Owners and Management, page 33

29.   Your changes in response to prior comment 44 are not correct. Mr. Jackson's complete
        beneficial ownership must be reflected in the table, not in the footnotes to the table. Please
        revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

30.   We note your response to prior comment 47. While these changes are reflected in your hard
        copy of the registration statement, provided to the Commission, the changes are excluded
        from the Company's electronic filing on EDGAR. In particular, the text entitled "Liquidity
        and Capital Resource," "Plan of Operations," and portions of "Application of Proceeds" are
        not currently included in the electronic filing. Please ensure that this text is included in the
        EDGAR filing of the Company's next amendment. Note that there are several other
        portions of the registration statement where the electronic version omits large portions. In
        the next amendment, please ensure that all portions that are included in the hard copies of
        the registration statement are also included in the EDGAR filing.

31.   We note your statement that "the Company has only recently begun to earn revenues."
        Please tell us what type of revenues you have begun to earn. Please describe to us your
        accounting policy for the recognition of revenue, and if your updated interim financial
        statements include revenues, please disclose such policy in the notes to those financials.
        Refer to your basis in accounting literature.

Plan of Operations, page 43

32.   We note your discussion regarding agreements between you and Catoca Mining Limited.
        Please explain why these agreements, which you have provided as exhibits, are confidential.
        Furthermore, disclose when you anticipate the finalization of these contracts.

Application of Proceeds, page 43

33.   We note your response to prior comment 51. Please disclose whether you have any basis to
        believe the Company will qualify for any of the government programs discussed in this
        section.

Subscription Procedure, page 51

34.   We note your response to prior comment 53. However, your disclosure in your
        Subscription Agreement and in the prospectus still is not consistent. For example, in the
        "Subscription Procedure" section, you state that each purchaser must make one of four
        representations: (1) a liquid net worth of at least $50,000; (b) a liquid net worth of at least
        $25,000 and annual adjusted gross income of not less than $20,000; (c) a net worth of at
        least $100,000; or (d) adjusted income of no less than $20,000 where the investment

constitutes no more than 10% of the purchasers net worth. However, in Appendix II, you require that the purchaser make one of <u>three</u> representations. It appears your disclosure in Appendix II combines the first and second representation from the "Subscription Procedure" section. Please revise to reconcile these two provisions. Furthermore, we note that you changed the title of Appendix II to "Exhibit II." Please revise to make this heading consistent with the text of your disclosure.

Financial Statements, page F-1

35.   Please update your financial statements to include unaudited interim financial statements.

Independent Auditor's Report, page F-3

36.   It is unclear from the auditor's report whether the report is dual dated or if only one of the listed dates is the correct date of the report. Please have your auditor revise to clarify. Also, have your auditor revise the consent accordingly.

Index to Exhibit, page S-1-2

37.   We note your recently filed exhibit 10.11, which is an agreement between the Company and J.P. Morgan Chase. It appears this agreement was previously filed as exhibit 10.10. However, your exhibit index now indicates that Exhibit 10.10 was previously filed as a Memorandum of Understanding with the Ministry of Interior for Angola. Please revise to eliminate this discrepancy.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Staff Attorney, at (202) 551-3522 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Carl N. Duncan, Esq. (*via facsimile*)
        301.576.5193